UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

Nova North, Floor 7, 11 Bressenden Place

London SW1E 5BY, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

EXPLANATORY NOTE

On September 8, 2023 Arqit Quantum Inc., a Cayman Islands exempted limited liability company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (collectively, the “Purchasers”). The Purchase Agreement provides for the sale and issuance by the Company of 12,820,513 of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), together with warrants (the “Warrants”) to purchase up to 12,820,513 Ordinary Shares at a combined purchase price of $0.78 per share and accompanying Warrant. The Warrants will have an exercise price of $0.78 per share, will be initially exercisable immediately upon issuance and will expire five years from the date of issuance.

In addition, the Company entered into a securities purchase agreement in substantially the same form as the Purchase Agreement pursuant to which existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria (collectively, the “Existing Shareholders”) have agreed to purchase 7,935,164 Ordinary Shares, together with Warrants to purchase up to 7,935,164 Ordinary Shares at a combined offering price of $0.78 per Ordinary Share and accompanying Warrant. Arqit director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, existing Arqit shareholder Notion Capital is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited and Carlo Calabria is an Arqit director. The transaction is expected to close on or about September 12, 2023, subject to customary closing conditions.

H.C. Wainwright & Co., LLC (“HCW”) acted as the sole placement agent for the offering. Pursuant to an engagement letter between the Company and HCW dated August 30, 2023, the Company has agreed to (i) pay HCW a fee of 7.0% of the aggregate gross proceeds raised in the offering, (ii) issue to HCW or its designees the warrants to purchase a number of Ordinary Shares equal to 5.5% of the aggregate number of Ordinary Shares sold in the offering (the “Placement Agent Warrants”) and (iii) reimburse certain expenses of the placement in connection with this offering. HCW will not receive any compensation in respect to the Ordinary Shares and Warrants issued to the Existing Shareholders in the offering. The Placement Agent Warrants will be exercisable immediately upon issuance and will have substantially the same terms as the Warrants described above, except that the Placement Agent Warrants will have an exercise price of $0.975 per share and will expire five years from the commencement of the sales pursuant to the offering.

The foregoing description of the Purchase Agreement, the Warrants and the Placement Agent Warrants are not complete and are qualified in their entirety by references to the full text of the Forms of each of the Purchase Agreement, the Warrants and the Placement Agent Warrants, which are filed as exhibits to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein.

A copy of the opinion of Maples & Calder (Cayman) LLP relating to the validity of the securities issued pursuant to the Purchase Agreement is filed herewith as Exhibit 5.1.

The Company issued a press release announcing the transactions pursuant to the Purchase Agreement on September 8, 2023. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-262215), Form F-3 (File No. 333-268786) and Form F-3 (File No. 333-259982).

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
4.2	Form of Placement Agent Warrant
5.1	Opinion of Maples & Calder (Cayman) LLP
10.1	Form of Securities Purchase Agreement
23.1	Consent of Maples & Calder (Cayman) LLP (included in Exhibit 5.1)
99.1	Press Release issued September 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

Date: September 11, 2023